Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

________________________

Datakey, Inc.

(Name of Subject Company (Issuer))

Snowflake Acquisition Corp. (Offeror)
A wholly-owned subsidiary of

SafeNet, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

________________________

Common Stock, Par Value $0.05 per Share
Convertible Preferred Stock, Liquidation Value $2.50 per Share
(Title of Class of Securities)

________________________

Common Stock: 237909 10 6
Convertible Preferred Stock: none
(CUSIP Number of Class of Securities)

________________________

Anthony A. Caputo
Chairman, Chief Executive Officer & President
SafeNet, Inc.
4690 Millennium Drive
Belcamp, MD 21017
(410) 931-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Elizabeth R. Hughes, Esq.
Matthew B. Swartz, Esq.
Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, VA 22182
(703) 760-1600

Calculation of Filing Fee

Transaction Valuation* $8,023,716	Amount of Filing Fee** $1,017

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 11,767,254 shares of Common Stock, par value $0.05 per share, and 150,000 shares of Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey, Inc., at a price per share of $0.65 per share for the Common Stock and $2.50 per share for the Convertible Preferred Stock. Such number of shares represents all such shares outstanding as of September 8, 2004.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2004 issued by the Securities and Exchange Commission on October 31, 2003, equals 0.01267% of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
Amount Previously Paid : $1,017
Form or Registration No.: SC TO-T
Filing Party: SafeNet, Inc. and Snowflake Acquisition Corp.
Date Filed: September 21, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 21, 2004 by SafeNet, Inc., a Delaware corporation (“SafeNet”), and Snowflake Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of SafeNet (the “Purchaser”), relating to the third party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value .05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”), including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of convertible preferred stock, liquidation value $2.50 per share, of Datakey (the “Preferred Stock”) and, together with the Common Stock, the “Shares” and each share thereof a “Share”, at a purchase price of $.65 per share of Common Stock and $2.50 per share of Preferred Stock, net to the seller in cash without interest thereon. The terms and conditions of the Offer are described in the Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Schedule TO, and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

ITEM 11.

     Item 11 is hereby amended and supplemented as follows:

     In the section of the Offer to Purchase entitled “Certain Conditions of the Offer,” the following is added to the end of the last sentence of the last paragraph of that section on page 37: “up until expiration of the Offer.” With this addition, the final sentence of “Certain Conditions of the Offer” will read “The failure by SafeNet or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer.”

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ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated September 21, 2004*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)	Joint Press Release issued by SafeNet and Datakey on September 9, 2004 (incorporated by reference to the Schedule TO-C filed by SafeNet and the Purchaser with the Securities and Exchange Commission on September 10, 2004)*

(a)(8)	Summary Advertisement published in the New York Times on September 21, 2004*

(a)(9)	Press Release issued by SafeNet on September 21, 2004*

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of September 9, 2004 by and among SafeNet, the Purchaser and Datakey*

(d)(2)	Stockholders' Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and certain stockholders of Datakey identified therein*

(d)(3)	Stock Option Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and Datakey*

(d)(4)	Mutual Nondisclosure Agreement, dated August 3, 2004, by and between SafeNet and Datakey*

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed as an exhibit to the Schedule TO filed on September 21, 2004 by SafeNet, Inc. and Snowflake Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWFLAKE ACQUISITION CORP.
By:	/s/ Ken Mueller

	Name:	Ken Mueller
Its: Chief Financial Officer

SAFENET, INC.
	By:	/s/ Ken Mueller

		Name:	Ken Mueller
Dated: October 13, 2004		Its: Chief Financial Officer

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